C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)



Ref : EC/GS/CPP/201/05

[redacted]

05011250

BY AIRMAIL

6th September, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America



Attn : International Corporate Finance



Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

9/15

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 6th September, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Share Price and Trading Volume Increases and Interim Results
   Date : 6th September, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 43)

## Share Price and Trading Volume Increases and Interim Results

The Board has noted the recent increases in the price and trading volume of the Shares. In response to such increases, the Board wishes to make this announcement.

**Shareholders and potential investors of the Company are advised to exercise caution in dealing in the Shares.**

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") has noted the recent increases in the price and trading volume of the shares ("Shares") of the Company. In response to such increases, the Board wishes to state that a Board meeting is scheduled to be held on 13th September, 2005 following which the Company is scheduled to issue an announcement of its unaudited interim results for the six months ended 30th June, 2005, and that such results are expected to show a turnaround in the Company's financial performance during such period from losses reported on the corresponding period in 2003 and 2004. However, the details cannot be finalized and no announcement can be made until approved by the Board on 13th September, 2005. **In the meantime, shareholders and potential investors are advised to exercise caution in dealing in the Shares.**

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of C.P. Pokphand Co. Ltd., the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
**Dhanin Chearavanont**
*Chairman and Chief Executive Officer*

Hong Kong, 5th September, 2005

*As at the date of this announcement, the Board comprises nine executive directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and three independent non-executive directors, namely Mr. Budiman Elkana, Mr. Kowit Wattana and Mr. Cheung Koon Yuet, Peter.*